EXHIBIT 99.1

News Release

Rosetta Genomics and Precision Therapeutics Enter into Co-Marketing Agreement for miRview® mets2 Assay

Leading Genomic Testing Sales Force Expands Market Reach and Access

Precision Therapeutics to Begin Marketing miRview® mets2 in August

PHILADELPHIA and REHOVOT, Israel (July 24, 2012) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic assays, announced today that it has entered into a co-marketing agreement for its miRview® mets2 assay for the accurate identification of the tumor of origin in Cancers of Unknown or Uncertain Primary (“CUP”) with Precision Therapeutics Inc., a life science company known for its expertise in the science of personalizing cancer therapy by advancing genomic testing and bioinformatics.

Under the terms of the agreement, Rosetta Genomics granted Precision Therapeutics the co-exclusive right, along with Rosetta Genomics, to co-market the miRview® mets2 assay in the U.S. through July 30, 2014, with certain pre-specified performance milestones. Rosetta Genomics will continue to record all revenues for miRview® mets2 and will remain responsible for sample collection, processing and billing. Precision Therapeutics, with one of the largest sales forces in oncology diagnostics and considerable experience in the personalized medicine sector, is expected to launch its miRview® mets2 co-marketing effort in August 2012.

“Precision Therapeutics is a strong partner to help maximize the potential of miRview® mets2 in a critically important market, where accurate identification of the primary cancer directly impacts treatment decisions. With approximately 200,000 CUP patients in the U.S., we believe this co-marketing agreement will significantly enhance our reach and access to the physicians who diagnose cancer and who treat these patients, including pathologists and oncologists,” said Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. "This co-marketing agreement, as well as the recent Medicare decision to reimburse the miRview® mets2 assay, significantly strengthens our prospects for widespread market adoption and revenue growth.”

“We are especially pleased to partner with Rosetta Genomics to enhance the commercial distribution of the miRview® mets2 assay, as it is a best-in-class CUP assay that utilizes cutting-edge microRNA expression as a platform, which we believe provides greater accuracy in identifying these difficult to diagnose tumors of unknown or uncertain origin. The data reported from external validation studies show a high level of concordance between the miRview® mets2 assay and expert diagnoses in true CUP patients demonstrating the clinical benefit of looking at microRNA,” stated Sean McDonald, President and Chief Executive Officer of Precision Therapeutics.

“This collaboration with Rosetta Genomics underscores our commitment to offering high quality and high utility solutions to physicians along the entire continuum of care with the goal to improve outcomes for patients. Together with Rosetta Genomics’ dedicated oncology team, we will reach out to an even larger group of healthcare providers in order to benefit patients who are diagnosed with CUP,” added Mr. McDonald.

About Cancer of Unknown Primary Origin

According to the American Cancer Society, an estimated 2 to 5 percent of all cancer patients have metastatic (secondary) tumors for which routine testing cannot locate the primary site. This is called cancer of unknown primary origin (CUP). Patients may be diagnosed with cancer of unknown primary origin if the primary tumor is too small to be identified with routine imaging tests, it regresses (disappears) before a secondary tumor arises, or the secondary tumor has several possible primary sites.

Cancer of unknown primary origin can appear anywhere in the body, but is most commonly found in the lymph nodes, liver, lungs, bones, or skin.

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets² accurately identifies the primary tumor type in primary and metastatic cancer including Cancer of Unknown Primary (CUP). miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® kidney accurately classifies the four most common kidney tumors: Clear Cell Renal Cell Carcinoma (RCC), Papillary RCC, Chromophobe RCC and Oncocytoma. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the miRview® mets² test, 60,000 from miRview® meso, 54,000 from miRview® kidney and 226,000 patients from miRview® lung. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Precision Therapeutics

Precision Therapeutics, a privately held, leading life science company based in Pittsburgh, Pennsylvania, is dedicated to improving the outcomes of cancer patients by providing personalized medicine solutions that aim to increase quality of life and cancer survival rates. Precision offers a portfolio of products developed to help guide physicians and patients with difficult clinical decisions throughout the cancer care continuum. To learn more, visit www.precisiontherapeutics.com.

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, the Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company's miRview® product line is commercially available as Laboratory Developed Tests (LDTs) through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements

Various statements in this release concerning Rosetta Genomics' future expectations, plans and prospects, including without limitation, the expected timing of the launch of Precision Therapeutics’ co-marketing effort, that the co-marketing agreement will enhance Rosetta Genomics’ reach and access to physicians and that the co-marketing agreement, as well as the recent Medicare decision to reimburse the miRview® mets2 assay, significantly strengthens prospects for widespread market adoption and revenue growth, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta's approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta's ability to obtain, maintain and protect its intellectual property; Rosetta's ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta's need and ability to obtain additional funding to support its business activities; Rosetta's dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta's ability to successfully develop its products and services; Rosetta's ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta's technology; the ability to obtain a formal agreement for Medicare coverage and to maintain an equitable reimbursement valuation; competition from others using technology similar to Rosetta's and others developing products for similar uses; Rosetta's dependence on collaborators; and Rosetta's short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta's Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ltd. Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: LHA Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com @LHA_IR_PR

Precision Therapeutics, Inc.

Pam Ranallo

(412) 432-1500 ext. 1502

pranallo@ptilabs.com